Exhibit 99.1

August 17, 2010

Dear Shareholders,

Magal has been through a tumultuous period over the past two years, culminating in the recent proposal by a former interim CEO and a group of our shareholders to replace the current Board of Directors. While our shareholders ultimately supported the current Board and our efforts to revitalise the Company and return it profitability, I am very attuned to the fact that a number of our shareholders are discontented. This is not a satisfactory situation. I pledge that I together with the rest of the Board will strive hard to regain the trust of all our shareholders.

Over the past few weeks, I met with many of our major shareholders and several had positive suggestions, raising comments and concerns which we are very much taking to heart.  Let me assure you that working together, our Board, management and employees are investing all of our efforts in improving Magal’s operations. Our aim is to return the Company to a long-term trend of growth and profitability, with the goal of rebuilding shareholder value.

In the past few months, with the help of external consultants, we adopted a new strategic plan. It reallocates proper emphasis on the development of new security products to rebuild our brand and market leadership on one hand, balanced with the participation in projects, on the other. For the second time since mid-2009, we also initiated a restructuring program designed to further streamline our organisation and operating costs. While we are making these changes internally, Magal is participating in several large tenders and bidding processes that I hope will be fruitful.

While we have embarked on this process of internal improvements, it will take time, but I believe we do have the right team to take us there. Our CEO, Eitan Livneh, who joined us just over a year ago, has so far been a very good fit for Magal, and the feedback I hear from customers, suppliers, business partners and employees is very positive. Eitan has a string of past successes under his belt and has accomplished this by successfully refocusing the companies under his leadership on the needs of their customers and markets. The excellent management team led by Eitan has me as well as the Board’s full backing. I hope that in time, they will also earn the support of every single one of our shareholders.

I appreciate the continued support that our shareholders have chosen to place in us and our strategy and we hope to continue the path towards the realisation of our goals in the coming months and years.

Sincerely yours,

Jacob Perry
Chairman of the Board